American Home Alliance Corporation 706 Orchid Drive, Suite D Bakersfield, California 93308

September 11, 2014

Ms. Laura Veator, Staff Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549

	RE:	Your Letter of August 4, 2014 American Home Alliance Corporation Form 10-K for the Fiscal Year Ended December 31, 2013 Filed June 2, 2014; File No. 033-134764-NY

Dear Ms. Veator:

First, thank you for your letter of August 4, 2014 and the courtesies that you have extended to us and our counsel in the telephone discussion that have been held.

          Second, as discussed with our counsel, please allow this letter to serve as our request for an extension of time to file the Amendment No. 1 to the Company's 2013 Annual Report on Form 10-K until Tuesday, September 16, 2014 at which time we will also file a full response letter. We understand that you are disposed to accept this request. We apologize for the delay in filing the Amendment.

Thank you again for your kind assistance and continued cooperation.

Sincerely,
Lisa Norman Chief Executive Officer

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